Financial Conduct Authority

FINAL NOTICE

To: **UBS AG**

Firm Reference Number: **186958**

Address: **1 Finsbury Avenue, London, EC2M 2PP**

Date: **11 November 2014**

1. ACTION

1.1. For the reasons given in this Notice, the Authority hereby imposes on UBS AG ("UBS") a financial penalty of £233,814,000.

1.2. UBS agreed to settle at an early stage of the Authority's investigation. UBS therefore qualified for a 30% (Stage 1) discount under the Authority's executive settlement procedures. Were it not for this discount, the Authority would have imposed a financial penalty of £334,020,000 on UBS.

2. SUMMARY OF REASONS

2.1. The foreign exchange market ("FX market") is one of the largest and most liquid markets in the world.[1] Its integrity is of central importance to the UK and global financial systems. Over a period of five years, UBS failed properly to control its Zurich voice trading operations in the G10 spot FX market, with the result that traders in this part of its business were able to behave in a manner that put UBS's interests ahead of the interests of its clients, other market participants and the wider UK financial system.

2.2. The Authority expects firms to identify, assess and manage appropriately the risks that their business poses to the markets in which they operate and to preserve market integrity, irrespective of whether or not those markets are regulated. The Authority also expects firms to promote a culture which requires their staff to have regard to the impact of their behaviour on clients, other participants in those markets and the financial markets as a whole.

2.3. UBS's failure adequately to control its Zurich voice trading operations in the G10 spot FX market is extremely serious. The importance of this market and its widespread use by market participants throughout the financial system means that misconduct relating to it has potentially damaging and far-reaching consequences for the G10 spot FX market and financial markets generally. The failings described in this Notice undermine confidence in the UK financial system and put its integrity at risk.

2.4. UBS breached Principle 3 of the Authority's Principles for Businesses in the period from 1 January 2008 to 15 October 2013 ("the Relevant Period") by failing to take reasonable care to organise and control its affairs responsibly and effectively with adequate risk management systems in relation to G10 spot FX voice trading in Zurich. References in this Notice to UBS's G10 spot FX trading business refer to its relevant voice trading desk based in Zurich.

2.5. During the Relevant Period, UBS did not exercise adequate and effective control over its G10 spot FX trading business. UBS relied

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[1] The daily average volume turnover of the global FX market was over USD5 trillion in April 2013 according to the Bank for International Settlements (BIS) Triennial Central Bank Survey 2013.

primarily upon its front office FX business to identify, assess and manage risks arising in that business. The front office failed adequately to discharge these responsibilities with regard to obvious risks associated with confidentiality, conflicts of interest and trading conduct. The right values and culture were not sufficiently embedded in UBS's G10 spot FX trading business, which resulted in it acting in UBS's own interests as described in this Notice without proper regard for the interests of its clients, other market participants or the wider UK financial system. The lack of proper control by UBS over the activities of its G10 spot FX traders in Zurich undermined market integrity and meant that misconduct went undetected for a number of years. UBS's control and risk functions failed to challenge effectively the management of these risks in the G10 spot FX trading business.

2.6. UBS's failings in this regard allowed the following behaviours to occur in its G10 spot FX trading business:

(1) Attempts to manipulate the WMR and the ECB fix rates, alone or in collusion with traders at other firms, for UBS's own benefit and to the potential detriment of certain of its clients and/or other market participants;

(2) Attempts to trigger clients' stop loss orders for UBS's own benefit and to the potential detriment of those clients and/or other market participants; and

(3) Inappropriate sharing of confidential information with traders at other firms, including specific client identities and, as part of (1) and (2) above, information about clients' orders.

2.7. These failings occurred in circumstances where certain of those responsible for managing front office matters were aware of and/or at times involved in behaviours described above. They also occurred despite the fact that UBS received whistleblowing reports between November 2010 and December 2012 which alleged misconduct by FX traders. Internal reports by UBS in 2011 and 2012 also identified significant weaknesses and gaps in UBS's systems and controls around market conduct issues.

2.8. UBS was on notice about misconduct associated with LIBOR / EURIBOR during the Relevant Period. The Authority issued a Final

Notice and a financial penalty against UBS on 19 December 2012 in relation to benchmark setting for LIBOR / EURIBOR. Against this background UBS engaged in an extensive remediation programme across its businesses in response to LIBOR / EURIBOR which included significant improvements to its systems and controls relating to submissions-based benchmarks. Despite these improvements, the steps taken during the Relevant Period in its G10 spot FX trading business did not adequately address the root causes that gave rise to failings described in this Notice.

2.9. The Authority therefore imposes a financial penalty on UBS in the amount of £233,814,000 pursuant to section 206 of the Act.

2.10. The Authority acknowledges the significant co-operation and assistance provided by UBS during the course of its investigation. The Authority recognises that UBS acted promptly in being the first firm to bring the behaviours referred to in this Notice to the Authority's attention. UBS is continuing to undertake remedial action and has committed significant resources to improving the business practices and associated controls relating to its FX operations. It has taken important steps to promote changes to the culture and values across its business. The Authority recognises the work already undertaken by UBS in this regard.

2.11. This Notice relates solely to UBS's conduct in its G10 spot FX trading business in Zurich. It makes no criticism of any entities other than the firms engaged in misconduct as described in this Notice.

3. DEFINITIONS

3.1. The definitions below are used in this Final Notice.

"the Act" means the Financial Services and Markets Act 2000

"the Authority" means the body corporate previously known as the Financial Services Authority and renamed on 1 April 2013 as the Financial Conduct Authority

"the BoE" means the Bank of England

"the BIS survey" means the Bank for International Settlements (BIS) Triennial Central Bank Survey 2013

"CDSG" means the BoE's Chief Dealers' Sub-Group

"clients" means persons to whom a firm provides G10 spot FX voice trading services

"EBS" means the Electronic Brokerage Service, an electronic broking platform

"ECB" means the European Central Bank

"1:15pm ECB fix" or "ECB fix" is the exchange rate for various spot FX currency pairs as determined by the ECB as at 1:15pm UK time

"EURIBOR" means the Euro Interbank Offered Rate

"FICC" means Fixed Income, Currencies and Commodities

"firms" means authorised persons as defined in section 31 of the Act

"FX" means foreign exchange

"G10 currencies" means the following currencies:

USD	US dollar
EUR	Euro
JPY	Japanese yen
GBP	British pound
CHF	Swiss franc
AUD	Australian dollar
NZD	New Zealand dollar
CAD	Canadian dollar
NOK	Norwegian krone
SEK	Swedish krona

"LIBOR" means the London Interbank Offered Rate

"the ACI Model Code" means the Model Code issued by the ACI – the Financial Markets Association, as applicable during the Relevant Period

"net client orders" has the meaning given to that term at paragraph 3.2 of Annex B to this Notice

"the NIPS Code" means the Non-Investment Products Code, as applicable during the Relevant Period

"the Principles" means the Authority's Principles for Businesses

"Reuters" means the Reuters Dealing 3000, an electronic broking platform operated by Thomson Reuters

"the Relevant Period" means 1 January 2008 to 15 October 2013

"spot FX" has the meaning given to that term in paragraph 4.3 of this Notice

"the spot FX rate" means the current exchange rate at which a currency pair can be bought or sold

"the Tribunal" means the Upper Tribunal (Tax and Chancery Chamber)

"the UK financial system" means the financial system operating in the United Kingdom, including financial markets and exchanges, regulated activities and other activities connected with financial markets and exchanges

"4pm WM Reuters fix" or "WMR fix" is the exchange rate for various spot FX currency pairs determined by WM Reuters as at 4pm UK time

4. FACTS AND MATTERS

Relevant background

The FX market

4.1. The FX market, in which participants are able to buy, sell, exchange and speculate on currencies, is one of the largest financial markets in the world. Participants in the FX market include banks, commercial companies, central banks, investment management firms, hedge funds and retail investors.

4.2. The most significant currencies traded in the FX market are G10 currencies in terms of turnover and their widespread use within global financial markets. According to the BIS survey, almost 75% of all global FX trading in April 2013 was conducted in G10 currency pairs, with a daily average turnover of almost USD4 trillion. The top

currencies by daily volume of FX trading in April 2013 were US dollar, Euro, Japanese yen and British pound, with the largest turnover in EUR/USD, USD/JPY and GBP/USD currency pairs.

4.3. The FX market includes transactions involving the exchange of currencies between two parties at an agreed rate for settlement on a spot date (usually two business days from the trade date) ("spot FX"). Benchmarks set in the spot FX market, especially in G10 currency pairs, are used throughout the world to establish the relative values of different currencies and are of crucial importance in worldwide financial markets. In particular, benchmarks such as the 4pm WM Reuters and 1:15pm ECB fixes are used in the valuation and performance management of investment portfolios held by pension funds and asset managers both in the UK and globally. The rates established at these fixes are also used as reference rates in financial derivatives.

4.4. A fuller description of the spot FX market and the background matters described below is set out in Annex B to this Notice.

The 4pm WM Reuters fix and the 1:15pm ECB fix

4.5. Two of the most widely referenced spot FX benchmarks are the 4pm WM Reuters fix and the 1:15pm ECB fix, which are each used to determine benchmark rates for various currency pairs. For G10 currency pairs, these fixes are based upon spot FX trading activity by market participants at or around the times of the respective 4pm WM Reuters or 1:15pm ECB fixes.

Fix orders

4.6. Prior to a fix, clients often place orders with a firm to buy or sell a specified volume of currency "*at the fix rate*". This is a reference to the rate that will be determined at a forthcoming fix and the firm agrees to transact with clients at that rate.

4.7. By agreeing to transact with clients at a fix rate that is yet to be determined, the firm is exposed to rate movements at the fix. A firm will typically buy or sell currency in order to manage this risk, for example by trading in the market or "*netting off*" (e.g. where a firm has a buying interest for the fix and trades with a market participant which has a selling interest for the fix).

4.8. A firm with net client orders to buy currency at the fix rate will make a profit if the average rate at which the firm buys the currency in the market is lower than the fix rate at which it sells to its clients. Similarly, a firm with net client orders to sell currency at the fix rate will make a profit if the average rate at which it sells the currency in the market is higher than the fix rate at which it buys from its clients.

4.9. A firm legitimately managing the risk arising from its net client orders at the fix rate may make a profit or a loss from its associated trading in the market. Such trading can, however, potentially influence the fix rate. For example, a firm buying a large volume of currency in the market just before or during the fix may cause the fix rate to move higher. This gives rise to a potential conflict of interest between a firm and its clients. It also creates a potential incentive for a firm to seek to manipulate the fix rate to its benefit and to the potential detriment of certain of its clients. For example, there is a risk that a firm with net client orders to buy a particular currency at the fix rate might deliberately trade in a manner designed to manipulate the fix rate higher. This trading could result in a profit for the firm as described above, but may result in certain clients paying a higher fix rate than they would otherwise have had to pay.

Fix Orders – The Bank of England

4.10. The Bank of England ("the BoE") through its membership of the Chief Dealers' Sub-Group ("CDSG")[2] was made aware during the Relevant Period of firms using electronic messaging services, such as chat rooms, to discuss their net orders ahead of fixes and the practice of netting off between them. The fact this was happening was raised with the BoE by UBS in the spring of 2012. For the avoidance of doubt, the Authority does not consider that the netting off of orders ahead of fixes is inappropriate in all circumstances. The Authority has concluded that the fact that netting off was discussed by the CDSG does not affect the liability of the firms. Each firm was responsible for ensuring that it had appropriate systems and controls to manage the risks associated with these practices. The BoE has conducted its own investigation into the role of its officials in relation

[2] The CDSG is a sub-group of the London Foreign Exchange Joint Standing Committee established under the auspices of the BoE. Its membership is drawn from a selection of chief dealers active in the London FX market and is chaired by a representative of the BoE.

to certain conduct issues in the FX market which is being published separately.[3]

Stop loss orders

4.11. Clients place stop loss orders with a firm to help manage their risk arising from movements in currency rates in the spot FX market. By accepting these orders, the firm agrees to transact with the client at or around a specified rate if the currency trades at that rate in the market. No binding agreement is made until the agreed rate has been "*triggered*" (i.e. when the currency trades at that rate in the market).

4.12. By agreeing to transact with a client at or around the specified rate, the firm is exposed to movements in the spot FX rate. A firm will typically buy or sell currency in the market in order to manage this risk. This trading can result in a profit or a loss for the firm. For example, a client's stop loss order to buy currency can result in a profit for the firm if the average rate at which the firm buys the currency in the market is lower than the rate at which it sells the currency to the client pursuant to the stop loss order.

4.13. A firm legitimately managing the risk arising from a client's stop loss order may profit from the trading associated with its risk management. There is, however, a potential incentive for a firm to manipulate the spot FX rate in order to execute stop loss orders for the firm's benefit and to the potential detriment of its client. For example, a firm with a client stop loss order to buy a particular currency might deliberately trade in a manner designed to manipulate the spot FX rate higher in order to trigger the client's order at the specified rate. This could result in the firm making a profit as described above. The client could be disadvantaged, however, since the transaction may not have happened at that time or at all but for the firm's actions.

Electronic messaging via chat rooms or similar

4.14. It was common practice during most of the Relevant Period for G10 spot FX traders at firms to use electronic messaging services, such as

[3] The terms of reference of which are available at: http://www.bankofengland.co.uk/publications/Pages/news/2014/052.aspx

chat rooms, to communicate with traders at other firms. Whilst such communications are not of themselves inappropriate, the frequent and significant flow of information between traders at different firms increases the potential risk of traders engaging in collusive activity and sharing, amongst other things, confidential information. It is therefore especially important that firms exercise appropriate control and monitoring of such communications.

Spot FX operations at UBS

4.15. UBS is headquartered in Switzerland. It serves private, institutional and corporate customers worldwide, as well as retail customers in Switzerland.

4.16. UBS's global FX business is part of UBS's Investment Bank. During the Relevant Period there were spot FX trading desks in USA, Singapore and Zurich. According to the Euromoney[4] FX Survey 2013, UBS was listed in the top seven firms in terms of market share in global FX trading in spot and forwards.

4.17. UBS employed a "three lines of defence" model to manage the risks associated with its FX trading business. Under this model, responsibility for the control environment in the business resided in the relevant business area's management (the first line of defence), with support from control functions such as Compliance, Risk and Legal (the second line of defence) and Internal Audit (the third line of defence).

The failures of systems and controls at UBS

4.18. In accordance with Principle 3, UBS was under an obligation to identify, assess and manage appropriately the risks associated with its G10 spot FX trading business, given the potentially very significant impact of misconduct in that business on G10 fix benchmarks, the spot FX market generally and the wider UK financial system. UBS failed to do so adequately during the Relevant Period in relation to risks associated with confidentiality, conflicts of interest and trading conduct in its G10 spot FX trading business in Zurich.

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[4] Euromoney is an English-language monthly magazine focused on business and finance. First published in 1969, it covers global banking, macroeconomics and capital markets, including debt and equity.

4.19. There are no detailed requirements for systems and controls concerning spot FX trading in the Authority's Handbook. The importance of firms implementing effective systems and controls to manage risks associated with their spot FX businesses was nonetheless recognised within the market, as evidenced by a number of industry codes published from time to time from 1975 onwards.

4.20. The codes applicable during the Relevant Period expressly recognised:

(1) That manipulative practices by firms constituted *"unacceptable trading behaviour"* in the FX market;[5]

(2) The need for FX trading management to *"prohibit the deliberate exploitation of electronic dealing systems to generate artificial price behaviour"*;[6]

(3) The need for firms to manage the conflict of interest between a firm handling client orders and trading for its own account so as to ensure that *"customers' interests are not exploited"* and *"the fair treatment of counterparties"*;[7]

(4) The importance of firms requiring standards that *"strive for best execution for the customer"* when managing client orders;[8] and

(5) The fundamental importance of preserving the confidentiality of client information as *"essential for the preservation of a reputable and efficient market place"*.[9]

4.21. The key provisions of these codes relevant to the matters in this Notice are reproduced in Annex C.

Failure adequately to identify, assess and manage risks in UBS's G10 spot FX trading business

4.22. UBS failed to identify properly or take adequate steps to assess the risks described in this Notice associated with its G10 spot FX trading business, and to manage them effectively during the Relevant Period.

[5] Paragraph 1 of Annex C
[6] Paragraph 1 of Annex C
[7] Paragraph 1 and 2.1 of Annex C
[8] Paragraph 1 of Annex C
[9] Paragraph 2.2 of Annex C

4.23. UBS's G10 spot FX trading business involved traders receiving confidential information regarding, amongst other things, the size and direction of its clients' fix orders and the size, direction and level of other client orders, including stop loss orders. Whilst receipt and use of such information for risk management purposes can be legitimate, there is a risk that the information could be improperly used by those traders to trade for UBS's benefit and to the disadvantage of certain of its clients. If disclosed by UBS to traders at other firms, it could also enable those traders improperly to take advantage of this information for their firms' benefit and to the potential detriment of certain of UBS's clients, acting either alone or in collusion with G10 spot FX traders at UBS. This gave rise to obvious risks in UBS's G10 spot FX trading business concerning conflicts of interest, confidentiality and trading conduct. These risks were exacerbated by the widespread use by UBS's G10 spot FX traders of chat rooms to communicate with traders at other firms.

4.24. Pursuant to its three lines of defence model, UBS's front office had primary responsibility for identifying, assessing and managing the risks associated with its G10 spot FX trading business. The front office failed adequately to discharge these responsibilities with regard to the risks described in this Notice. The right values and culture were not sufficiently embedded in UBS's G10 spot FX trading business, which resulted in it acting in UBS's own interests as described in this Notice, without proper regard for the interests of its clients, other market participants or the wider UK financial system. The lack of proper controls by UBS over the activities of its G10 spot FX traders meant that misconduct went undetected for a number of years. Certain of those responsible for managing front office matters were aware of and/or at times involved in the misconduct.

4.25. Whilst UBS had policies in place regarding risks of the type described in this Notice, they were high-level in nature and applied, in most cases, to either the whole of UBS or to all FICC employees. Although these policies reflected provisions of the industry codes described at paragraph 4.20 above, there were only limited provisions or examples that were directly relevant to UBS's G10 spot FX trading business. UBS implemented a Competition Law policy and a Communications Framework policy in July 2012. Although these

policies contained guidance on confidentiality and communications with third parties, they did not address fully the behaviours identified in this Notice. UBS had general policies regarding the use of electronic communications, but UBS did not have any policies applicable to its G10 spot FX trading business specifically regarding the use by traders of chat rooms or similar electronic messaging services during the Relevant Period. UBS allowed its traders to participate in multi-bank chat rooms throughout the Relevant Period.

4.26. UBS failed to take adequate steps to ensure that general policies concerning confidentiality, conflicts of interest and trading conduct were effectively implemented in its G10 spot FX trading business. There was insufficient training and guidance on how these policies should be applied specifically to that business. They contained limited practical examples about their application and inadequate guidance on what amounted to unacceptable behaviour by G10 spot FX traders. The absence of adequate training and guidance about the application of UBS's general policies to its G10 spot FX trading business increased the risk that misconduct would occur.

4.27. UBS's day-to-day oversight of its G10 spot FX traders' conduct was insufficient. There was inadequate supervision by UBS of those traders' conduct and use of chat rooms or similar communications during the Relevant Period. None of the systems and controls in UBS's FX business were adequate to detect and prevent the behaviours described in this Notice.

4.28. UBS's second and third lines of defence failed to challenge effectively the management of these risks by UBS's front office. During the Relevant Period, UBS did not conduct monitoring of chat rooms in which Zurich traders participated. Accordingly, there was no system in place to identify or prevent inappropriate inter-bank or internal communications by UBS's spot FX desk. The roll-out of an electronic communications monitoring system did not begin until after the end of the Relevant Period.

4.29. UBS had certain G10 spot FX trade monitoring in place in Zurich during the Relevant Period, which was not designed to identify the trading behaviours described in this Notice.

4.30. UBS's failure to identify, assess and manage these risks appropriately is especially serious given that:

(1) Certain of those responsible for managing front office matters were aware of and/or at times involved in behaviours described in this Notice.

(2) UBS was on notice about misconduct associated with LIBOR / EURIBOR during the Relevant Period. The Authority published a Final Notice against a firm in relation to LIBOR / EURIBOR in June 2012. The Authority issued a Final Notice and a financial penalty against UBS on 19 December 2012 in relation to misconduct around LIBOR / EURIBOR.

(3) These Final Notices highlighted, amongst other things, significant failings in the management and control of traders' activities by front office businesses at UBS and other firms, including failing to address or adequately control conflicts of interest around benchmarks, inappropriate communications and other misconduct involving collusion between traders at different firms aimed at inappropriately influencing LIBOR / EURIBOR. The control failings had led to a poor culture in the front office lacking appropriate ethical standards and resulted in an ineffective first line of defence. They allowed trader misconduct around LIBOR / EURIBOR to occur undetected over a number of years.

(4) In the course of UBS's investigation into LIBOR and EURIBOR, UBS undertook a number of projects to assess whether similar issues could arise in relation to other benchmarks. UBS undertook a wide ranging review to identify those benchmarks to which UBS contributed data. This review identified three categories of benchmark across its business areas, which UBS then assessed for risk. In relation to LIBOR, UBS redesigned and implemented a new controls architecture. In particular UBS created specific and detailed procedures for use in determining benchmark submissions, and delineated the various roles involved in the submissions process, from the actual submitter to Compliance. It also issued enhanced policy documents setting out its approach to submissions based benchmarks. At the same time, UBS was making

significant attempts to address cultural issues within its trading businesses.

(5) Despite these improvements, UBS failed to address fully in its G10 spot FX trading business the root causes that gave rise to failings described in this Notice. For example, the risks around conflicts of interest in that business were not addressed by UBS. As a result, UBS did not appropriately mitigate the risks of potential trader misconduct in its G10 spot FX trading business.

(6) In November 2010, a whistleblowing report was submitted regarding potential misconduct in UBS's FX business. Further concerns were raised within UBS by whistleblowers in December 2011, in February / March 2012, in October 2012 and in December 2012. These concerns alleged that UBS FX traders were, amongst other things, engaging in improper trading in collaboration with unspecified third parties, disclosing client confidential information and trading on that information. UBS failed adequately to investigate these issues and to consider the risks of misconduct within the spot FX business.

(7) A review by Compliance into market abuse and market conduct in 2011/2012 identified significant gaps in first and second line of defence controls and monitoring and surveillance across the business. Further, it identified a need to extend UBS's market abuse policies to the non-regulated parts of the business (which would include spot FX). An Audit report undertaken in 2012 also highlighted the significant gaps in monitoring and surveillance by Compliance across UBS's Investment Bank and that there was a need to resolve these issues urgently.

Inappropriate trading behaviour and misuse of confidential information

4.31. UBS's failure to identify, assess and manage appropriately the risks in its G10 spot FX trading business allowed the following behaviours to occur in that business:

(1) Attempts to manipulate the WMR and the ECB fix rates, alone or in collusion with traders at other firms, for UBS's own benefit and to the potential detriment of certain of its clients and/or other market participants;

(2) Attempts to trigger clients' stop loss orders for UBS's own benefit and to the potential detriment of those clients and/or other market participants; and

(3) Inappropriate sharing of confidential information with traders at other firms, including specific client identities and, as part of (1) and (2) above, information about clients' orders.

4.32. These behaviours were typically facilitated by means of G10 spot FX traders at different firms communicating via electronic messaging services (including chat rooms). These traders formed close, tight-knit groups or one-to-one relationships based upon mutual benefit and often with a focus on particular currency pairs. Entry into some of these groups or relationships and the chat rooms used by them was closely controlled by the participants. Certain groups described themselves or were described by others using phrases such as *"the players"* or similar.

4.33. The value of the information exchanged between the traders and the importance of keeping it confidential between recipients was clear to participants. When considering whether to invite another trader to join a particular group, a UBS trader checked with other traders in that chat room *"are we ok with keeping this as is [if the new trader joins]… ie info lvls [levels] & risk sharing?"*. In the same discussion, another trader in the group from a different firm expressed his view that they *"dont want other numpty's in mkt to know [about information exchanged within the group], but not only that is he gonna protect us like we protect each other…"*.

4.34. Another UBS trader made the following observation in a bilateral chat room about a colleague's spot FX trading: *"funny though that [the colleague having a bad trading day] coincides with his mates in [other firms] having horrors too"*.

Attempts to manipulate the fix

4.35. During its investigation, the Authority identified examples within UBS's G10 spot FX trading business of attempts to manipulate fix

rates alone or in collusion with other firms in the manner described in this Notice.

4.36. The traders involved disclosed and received confidential information to and from traders at other firms regarding the size and direction of their firms' net orders at a forthcoming fix. The disclosures provided these traders with more information than they would otherwise have had about other firms' client order flows and thus the likely direction of the fix.

4.37. These traders used this information to determine their trading strategies and depending on the circumstances to attempt to manipulate the fix in the desired direction. They did this by undertaking a number of actions, typically including one or more of the following (which would depend on the information disclosed and the traders involved):

(1) Traders in a chat room with net orders in the opposite direction to the desired movement at the fix sought before the fix to transact or "*net off*" their orders with third parties outside the chat room, rather than with other traders in the chat room. This maintained the volume of orders in the desired direction held by traders in the chat room and avoided orders being transacted in the opposite direction at the fix. Traders within the market have referred to this process as "*leaving you with the ammo*" or similar.

(2) Traders in a chat room with net orders in the same direction as the desired rate movement at the fix sought before the fix to do one or more of the following:

(a) Net off these orders with third parties outside the chat room, thereby reducing the volume of orders held by third parties that might otherwise be transacted at the fix in the opposite direction. Traders within the market have referred to this process as "*taking out the filth*" or "*clearing the decks*" or similar;

(b) Transfer these orders to a single trader in the chat room, thereby consolidating these orders in the hands of one trader. This potentially increased the likelihood of successfully manipulating the fix rate since that trader

could exercise greater control over his trading strategy during the fix than a number of traders acting separately. Traders within the market have referred to this as *"giving you the ammo"* or similar; and/or

(c) Transact with third parties outside the chat room in order to increase the volume of orders held by them in the desired direction. This potentially increased the influence of the trader(s) at the fix by allowing them to control a larger proportion of the overall volume traded at the fix than they would otherwise have and/or to adopt particular trading strategies, such as trading a large volume of a currency pair aggressively. This process was known as *"building"*.

(3) Traders increased the volume traded by them at the fix in the desired direction in excess of the volume necessary to manage the risk associated with the firms' net buy or sell orders at the fix. Traders within the market have referred to this process as *"overbuying"* or *"overselling"*.

4.38. The effect of these actions was to increase the influence that those traders had with regard to the forthcoming fix and therefore the likelihood of them being able to manipulate the rate in the desired direction. The trader(s) concerned then traded in an attempt to move the fix rate in the desired direction.

Example of UBS's attempts to manipulate the fix

4.39. An example of UBS's involvement in this behaviour occurred on one day within the Relevant Period when UBS attempted to manipulate the ECB fix in the EUR/USD currency pair. On this day, UBS had net client sell orders at the fix which meant that it would benefit if it was able to move the ECB fix rate lower.[10] The chances of successfully manipulating the fix rate in this manner would be improved if UBS and other firms adopted trading strategies based upon the information they shared with each other about their net orders.

[10] UBS would profit if the average rate at which it sold EUR/USD in the market was higher than the fix rate at which it bought EUR/USD.

4.40. In the period between 12:35pm and 1:08pm on this day, traders at four different firms (including UBS) inappropriately disclosed to each other via a chat room details about their net orders in respect of the forthcoming ECB fix at 1:15pm in order to determine their trading strategies. The other three firms are referred to in this Final Notice as Firm A, B and C. UBS then participated in the series of actions described below in an attempt to manipulate the fix rate lower.

(1) At 12:36pm, Firm A disclosed that it had net sell orders for the fix. At 12:37pm, Firm A disclosed that these net sell orders were EUR200 million. At 12:40pm, Firm A updated this figure to EUR175 million.

(2) At 12:36pm, UBS disclosed that it had net sell orders for the fix of EUR200 million. At 12:44pm, UBS disclosed that its net sell orders had increased to EUR250 million. Since UBS needed to sell Euros at the fix it would profit to the extent that the fix rate at which it bought Euros was lower than the average rate at which it sold Euros in the market.

(3) At 12:36pm, Firm B disclosed that it had net sell orders for the fix of EUR100 million and that another of its offices also had net sell orders.

(4) At 12:48pm, Firm A disclosed that its net sell orders had reduced to EUR100 million, but that it was "*...hopefully taking all the filth out for u...*". The Authority considers that this statement referred to Firm A having netted off part of its net sell orders with smaller buy orders held by third parties, which might otherwise have traded in the opposite direction to UBS at the ECB fix. This is an example of Firm A "*clearing the decks*".

(5) At 1:02pm, Firm A disclosed that it had sold EUR25 million to a client in a transaction separate to the fix but would remain EUR25 million short ("*lose... shet [i.e. 25 million] though natch dont buy*"). The Authority considers that this statement referred to Firm A's intention not to buy this amount of Euros in the market immediately, but to take advantage of the anticipated downwards rate movement at the fix by only buying when the rate had dropped.

(6) In response, UBS disclosed that it had also sold EUR25 million to a client in a separate transaction. UBS inappropriately revealed the identity of the client to the chat room using a code known to the chat room participants. Firm B indicated that these short positions should be held for 12 minutes (i.e. until the ECB fix).

(7) At 1:03pm, Firm A disclosed that it had been trading in the market and its net sell orders at the fix had been reduced to EUR50 million ("*i getting chipped away at a load of bank filth for the fix… back to bully [i.e. 50 million]… hopefully decks bit cleaner*"). The Authority considers this to refer to trades between Firm A and other market participants, whose buy orders might otherwise be traded in the opposite direction to UBS and Firm A at the fix. This is a further example of Firm A "*clearing the decks*".

(8) At 1:04pm, UBS disclosed that it still had net sell orders for EUR200 million at the forthcoming ECB fix. UBS also stated that it had a separate short position of EUR50 million. At 1:05pm, Firm B disclosed that it also had a short position of EUR50 million.

(9) At 1:07pm, Firm C disclosed that it had net buy orders of EUR65 million at the forthcoming ECB fix. Firm C subsequently netted off with Firm A and Firm B, such that at 1:08pm Firm C disclosed that it only had EUR10 million left to buy in the opposite direction at the fix. This is an example of "*leaving you with the ammo*". Firm B advised Firm C to "*go late*" (i.e. buy later when the rate would be lower).

(10) At 1:14pm, Firm B copied into the chat a comment made by UBS at 12:04pm that day describing an earlier fix as "*the best fix of my ubs career.*" Firm B then said "*chalenge [sic]*" and Firm C added the comment "*stars aligned*".

4.41. UBS's net sell orders associated with its client fix orders were EUR86 million. During the period leading up to the ECB fix, UBS increased (or "*built*") the volume of Euros that it would sell for the fix to EUR211 million through a series of additional trades conducted with

other market participants, well above that necessary to manage UBS's risk associated with net client orders at the fix.

4.42. From 12:35pm to 1:14pm, UBS sold a net amount of EUR132 million. At 1:14:59pm (i.e. 1 second before the ECB fix), UBS placed an order to sell EUR100 million at 1.3092, which was three basis points below the prevailing best market bid at that time.

4.43. This order was immediately executed and accounted for 29% of the sales in EUR/USD on the EBS platform during the period from 1:14:55 to 1:15:02pm.

4.44. The ECB subsequently published the fix rate for EUR/USD at 1.3092.

4.45. The information disclosed between UBS and Firms A, B and C, regarding their order flows was used to determine their trading strategies. The consequent "*building*" by UBS and its trading in relation to that increased quantity at the fix were designed to decrease the ECB fix rate to UBS's benefit. UBS undertook the selling of Euros prior to the 1:15pm ECB fix in anticipation that the fix rate at which it would buy Euros would be lower than the average rate at which it had sold. The placing of a large sell order by UBS immediately prior to 1:15pm was designed to achieve this outcome. UBS's trading in EUR/USD in this example generated a profit of USD513,000.

4.46. In the immediate aftermath of the ECB fix, UBS was congratulated on the success of its trading by Firms A, B and C ("*hes sat back in his chaoir [sic]...feet on desk...announcing to desk...thats why i got the bonus pool*" and "*yeah made most peoples year*").

Attempts to trigger client stop loss orders

4.47. During its investigation, the Authority identified instances within UBS's G10 spot FX trading business of attempts to trigger client stop loss orders. These attempts involved inappropriate disclosures to traders at other firms concerning details of the size, direction and level of client stop loss orders. The traders involved would trade in a manner aimed at manipulating the spot FX rate, such that the stop loss order was triggered. UBS would potentially profit from this activity because if successful it would, for example, have sold the particular currency to its client pursuant to the stop loss order at a higher rate than it had bought that currency in the market.

4.48. This behaviour was reflected in language used by G10 spot FX traders at UBS in chat rooms. For example, one UBS trader commented in a chat room *"i had stops for years but they got sick of my butchering"*. On a subsequent occasion, the same trader described himself as *"just jamming a little stop here"*.

Inappropriate sharing of confidential information

4.49. The attempts to manipulate the WMR and ECB fixes and trigger client stop loss orders described in this Notice involved inappropriate disclosures of client order flows at fixes and details of client stop loss orders.

4.50. There are also examples in UBS's G10 spot FX trading business of disclosures of specific client identities to traders at other firms during the Relevant Period. These examples involved traders within that business using informal and sometimes derogatory code words to communicate details of clients' activities without mentioning the clients by name. Disclosing these details gave traders at other firms notice of the activity of UBS's clients. This gave those traders more information about those clients' activities than they would otherwise have had. The clients identified were typically significant market participants, such as central banks, large corporates, pension funds or hedge funds, whose trading activity was potentially influential in the market. When these disclosures were made while the client's activity was ongoing, there was significant potential for client detriment.

5. FAILINGS

5.1. The regulatory provisions relevant to this Final Notice are referred to in Annex A.

5.2. For the reasons set out at paragraphs 4.18 to 4.50 in this Notice, UBS breached Principle 3 by failing to take reasonable care to organise and control its affairs properly and effectively in relation to its G10 spot FX trading business.

6. SANCTION

6.1. The Authority's policy for imposing a financial penalty is set out in Chapter 6 of the Authority's Decision Procedure and Penalties Manual ("DEPP"). In determining the financial penalty, the Authority has had regard to this guidance.

6.2. Changes to DEPP were introduced on 6 March 2010. Given that UBS's breach occurred both before and after that date, the Authority has had regard to the provisions of DEPP in force before and after that date.

6.3. The application of the Authority's penalty policy is set out in Annex D to this Notice in relation to:

(1) UBS's breach of Principle 3 prior to 6 March 2010; and

(2) UBS's breach of Principle 3 on or after 6 March 2010.

6.4. In determining the financial penalty to be attributed to UBS's breach prior to and on or after 6 March 2010, the Authority has had particular regard to the following matters as applicable during each period:

(1) The need for credible deterrence;

(2) The nature, seriousness and impact of the breach;

(3) The failure of UBS to respond adequately during the Relevant Period in its G10 spot FX trading business to investigations and enforcement actions against UBS and other firms relating to LIBOR / EURIBOR, together with other specific red flags described in this Notice that should have alerted UBS to the obvious risks in its G10 spot FX business;

(4) The previous disciplinary record and general compliance history of UBS; and

(5) Any applicable settlement discount for agreeing to settle at an early stage of the Authority's investigation.

6.5. The Authority therefore imposes a total financial penalty of £233,814,000 on UBS comprising:

(1) A penalty of £45,500,000 relating to UBS's breach of Principle 3 under the old penalty regime; and

(2) A penalty of £188,314,000 relating to UBS's breach of Principle 3 under the current penalty regime.

7. PROCEDURAL MATTERS

Decision maker

7.1. The decision which gave rise to the obligation to give this Notice was made by the Settlement Decision Makers.

7.2. This Final Notice is given under, and in accordance with, section 390 of the Act.

Manner of and time for Payment

7.3. The financial penalty must be paid in full by UBS to the Authority by no later than 25 November 2014, 14 days from the date of the Final Notice.

If the financial penalty is not paid

7.4. If all or any of the financial penalty is outstanding on 26 November 2014, the Authority may recover the outstanding amount as a debt owed by UBS and due to the Authority.

Publicity

7.5. Sections 391(4), 391(6) and 391(7) of the Act apply to the publication of information about the matter to which this notice relates. Under those provisions, the Authority must publish such information about the matter to which this notice relates as the Authority considers appropriate. The information may be published in such manner as the Authority considers appropriate. However, the Authority may not publish information if such publication would, in the opinion of the Authority, be unfair to you or prejudicial to the interests of consumers or detrimental to the stability of the UK financial system.

Authority contacts

7.6. For more information concerning this matter generally, contact Karen Oliver (direct line: 020 7066 1316) or Clare McMullen (direct line: 020 7066 0652) at the Authority.

Therese Chambers

Project Sponsor,

Financial Conduct Authority, Enforcement and Financial Crime Division

ANNEX A

RELEVANT STATUTORY AND REGULATORY PROVISIONS

1. RELEVANT STATUTORY PROVISIONS

1.1. The Authority's statutory objectives, set out in section 1B(3) of the Act, include the integrity objective.

1.2. Section 206(1) of the Act provides:

"If the Authority considers that an authorised person has contravened a requirement imposed on him by or under this Act… it may impose on him a penalty, in respect of the contravention, of such amount as it considers appropriate."

2. RELEVANT REGULATORY PROVISIONS

Principles for Businesses

2.1. The Principles are a general statement of the fundamental obligations of firms under the regulatory system and are set out in the Authority's Handbook. They derive their authority from the Authority's rule-making powers set out in the Act. The relevant Principle and associated Rules are as follows:

(1) Principle 3 provides that a firm must take reasonable care to organise and control its affairs responsibly and effectively, with adequate risk management systems; and

(2) PRIN3.2.3R provides that, amongst other things, Principle 3 will apply with respect to the carrying on of unregulated activities in a prudential context. PRIN3.3.1R provides that this applies with respect to activities wherever they are carried on.

DEPP

2.2. Chapter 6 of DEPP, which forms part of the Authority's Handbook, sets out the Authority's statement of policy with respect to the imposition and amount of financial penalties under the Act.

The Enforcement Guide

2.3. The Enforcement Guide sets out the Authority's approach to exercising its main enforcement powers under the Act.

2.4. Chapter 7 of the Enforcement Guide sets out the Authority's approach to exercising its power to impose a financial penalty.

ANNEX B

BACKGROUND INFORMATION TO THE SPOT FX MARKET

1. SPOT FX TRANSACTIONS

1.1. A "spot FX" transaction is an agreement between two parties to buy or sell one currency against another currency at an agreed price for settlement on a "spot date" (usually two business days from the trade date).

1.2. Spot FX transactions can be direct (executed between two parties directly), via electronic broking platforms which operate automated order matching systems or other electronic trading systems, or through a voice broker. In practice much of the trading between firms in the spot FX market takes place on electronic broking platforms such as Reuters and EBS.

2. THE 4PM WM REUTERS FIX AND THE 1:15PM ECB FIX

2.1. WM Reuters publishes a series of rates for various currency pairs at different times in the day, including at 4pm UK time in particular. This rate (the "4pm WM Reuters fix") has become a de facto standard for the closing spot rate in those currency pairs. For certain currency pairs, the 4pm WM Reuters fix is calculated by reference to trading activity on a particular electronic broking platform during a one minute window (or "fix period") 30 seconds before and 30 seconds after 4pm.[11] The 4pm WM Reuters fix rates are then published to the market shortly thereafter.

2.2. The ECB establishes reference rates for various currency pairs. The rate is *"based on the regular daily concertation procedure between central banks within and outside the European System of Central Banks"*.[12] This procedure normally takes place at 1:15pm UK time and the reference rates are published shortly thereafter. This process is known in FX markets as the ECB fix. The ECB fix is known colloquially as a "flash" fix, that is to say it reflects the rate at that particular moment in time.

---

[11] The methodology used by WM Reuters to calculate its rates is set out in the attached link: http://www.wmcompany.com/pdfs/WMReutersMethodology.pdf

[12] The methodology used by ECB to establish its rates is described in the attached link: http://sdw.ecb.europa.eu/browse.do?node=2018779

2.3. Rates established at these fixes are used across the UK and global financial markets by various market participants, including banks, asset managers, pension funds and corporations. These rates are a key reference point for valuing different currencies. They are used in the valuation of foreign currency denominated assets and liabilities, the valuation and performance of investment portfolios, the compilation of equity and bond indices and in contracts of different kinds, including the settlement of financial derivatives.

3. FIX ORDERS

3.1. A firm may receive and accept multiple client orders to buy or sell a particular currency pair for a particular fix on any given day. The firm agrees to transact with the client at the forthcoming fix rate. In practice, opposing client orders are effectively "netted" out by the firm insofar as possible[13] and traders at the firm will be responsible for managing any residual risk associated with the client orders. They may seek to manage this risk by going into the market and buying or selling an equivalent amount of the relevant currency to match the residual risk.

3.2. At its most straightforward, for example, on any given day a firm might receive client orders to buy EUR/USD[14] 500 million at the fix rate and client orders to sell EUR/USD 300 million at the fix rate. In this example, the firm would agree to transact all these orders at the fix rate and would net out the opposing orders for EUR/USD 300 million. The traders at the firm may buy EUR/USD 200 million in the market to manage the residual risk associated with the client orders. This net amount is referred to in this Notice as the firm's "net client orders" at the fix.

3.3. A firm does not charge commission on its trading or act as an agent, but transacts with the client as a principal. A firm in this situation is exposed to rate movements at the fix. A firm can make a profit or loss from clients' fix orders in the following ways:

[13] This can be done by "netting off" opposing orders in the same currency pairs or by splitting the order between its constituent currencies and "netting off" against orders relating to other currency pairs.
[14] The first currency of a currency pair (e.g. EUR in the above example) is called the "base" currency. The second currency is called the "quote" currency (e.g. USD in the above example). An order to buy a currency pair is an order to buy the base currency (e.g. EUR) using the quote currency (e.g. USD) as consideration for the transaction. An order to sell a currency pair is an order to sell the base currency and to receive the quote currency.

(1) A firm with net client orders to buy a currency for a forthcoming fix will make a profit if the fix rate (i.e. the rate at which it has agreed to sell a quantity of the currency pair to its client) is higher than the average rate at which the firm buys the same quantity of that currency pair in the market. Conversely, the firm will make a loss if the fix rate is lower than the average rate at which the firm buys the same quantity of that currency pair in the market.

(2) A firm with net client orders to sell a currency for a forthcoming fix will make a profit if the fix rate (i.e. the rate at which it has agreed to buy a quantity of the currency pair from its client) is lower than the average rate at which the firm sells the same quantity of that currency pair in the market. A loss will be made by the firm if the fix rate is higher than the average rate at which the firm sells the same quantity of that currency in the market.

3.4. A firm legitimately managing the risk arising from its net client orders at the fix rate may make a profit or a loss from its associated trading in the market. Such trading can potentially influence the fix rate. For example, a firm buying a large volume of currency in the market just before or during the fix may cause the fix rate to move higher. This gives rise to a potential conflict of interest between a firm and its clients.

3.5. It also creates a potential incentive for a firm to seek to attempt to manipulate the fix rate in the direction that will result in a profit for the firm. For example, a firm with net client buy orders for the forthcoming fix can make a profit if it trades in a way that moves the fix rate higher such that the rate at which it has agreed to sell a quantity of the currency pair to its client is higher than the average rate at which it buys that quantity of the currency pair in the market. Similarly, a firm can profit from net client sell orders if it moves the fix rate lower such that the rate at which it has agreed to buy a quantity of the currency pair from its client is lower than the average rate at which it sells that quantity of the currency pair in the market.

4. STOP LOSS ORDERS

4.1. Clients will place stop loss orders with a firm to help manage their risk arising from movements in the spot FX market. For example, in circumstances where a client has bought EUR/USD he may place a stop loss order with a firm to sell EUR/USD at or around a specified rate below that of his original purchase. By accepting the order, the firm agrees to transact with the client at or around a specified rate if the currency trades at that rate in the market. No binding agreement is made until the agreed rate has been *"triggered"* (i.e. when the currency trades at that rate in the market).

4.2. A stop loss order has the effect of managing the client's risk and limiting the crystallised loss associated with a currency position taken by him should the market rate move against him. The size of the stop loss order and the rate at which it is placed will depend on the risk appetite of the client. Spot FX traders at the firm will typically be responsible for managing the order for the client and managing the risk associated with the order from the firm's perspective.

4.3. A firm can potentially make a profit or loss from transacting a client's stop loss order in a similar way to that described above:

(1) A client's stop loss order to buy a currency pair is triggered by the rate moving above a certain specified level. A firm will make a profit (loss) if it purchases a quantity of the currency pair in the market at a lower (higher) average rate than that at which it subsequently sells that quantity of the currency pair to its client when the stop loss order is executed.

(2) A client's stop loss order to sell a currency is triggered by the rate moving below a certain specified level. A firm will make a profit (loss) if it sells a quantity of the currency pair in the market at a higher (lower) average rate than that at which it subsequently buys that quantity of the currency pair from its client when the stop loss order is executed.

4.4. Similar to fix orders, a firm legitimately managing the risk arising from a client's stop loss order may make a profit or loss from trading associated with its risk management. Such a scenario can also, however, provide a potential incentive for a firm to attempt to manipulate the rate for a currency pair prevailing in the market to, or

through, a level where the stop loss order is triggered. For example, a firm will profit from a client's stop loss order to buy a currency pair if the firm purchases a quantity of that currency pair and then trades in a manner that moves the prevailing rate for a currency pair at or above the level of the stop loss. This would result in the rate at which the firm sells the currency pair to the client as a result of the execution of the stop loss being higher than the average rate at which it has purchased that quantity of the currency pair in the market.

5. ELECTRONIC MESSAGING VIA CHAT ROOMS OR SIMILAR

5.1. The use of electronic messaging was common practice by traders in the spot FX market during the Relevant Period.

5.2. A "persistent" chat room allows participants to have ongoing discussions with other participants from different firms and in different time zones for extended timeframes. Participants can communicate via electronic messaging over a period of multiple days, weeks or months. There can be multiple participants in a particular persistent chat and once invited an individual will be able to view a continuous record of the entire discussion thread and participate from then on.

ANNEX C

RELEVANT CODES OF CONDUCT

1. On 22 February 2001, a number of leading intermediaries, including UBS, issued a statement setting out a new set of *"good practice guidelines"* in relation to foreign exchange trading (the "2001 statement"). The guidelines specified that:

"*The handling of customer orders requires standards that strive for best execution for the customer in accordance with such orders subject to market conditions. In particular, caution should be taken so that customers' interests are not exploited when financial intermediaries trade for their own accounts… Manipulative practices by banks with each other or with clients constitute unacceptable trading behaviour.*"[15]

The 2001 statement continues, "*Foreign exchange trading management should prohibit the deliberate exploitation of electronic dealing systems to generate artificial price behaviour.*"[16]

2. The NIPS Code provided the following relevant guidance:

2.1. In relation to conflicts of interest, "*All firms should identify any potential or actual conflicts of interest that might arise when undertaking wholesale market transactions, and take measures either to eliminate these conflicts or control them so as to ensure the fair treatment of counterparties.*"[17]

2.2. In relation to maintaining the confidentiality of information it states that "*Confidentiality is essential for the preservation of a reputable and efficient market place. Principals and brokers share equal responsibility for maintaining confidentiality*".[18]

2.3. It continues "*Principals or brokers should not, without explicit permission, disclose or discuss or apply pressure on others to*

[15] Annex 2 to the NIPS Code, November 2011. Original statement issued 22 February 2001 by 16 leading intermediaries in the FX market. Also Annex 2 to the NIPS Code December 2007 and NIPS Code April 2009.
[16] Ibid.
[17] Paragraph 5, Part II, NIPS Code, December 2007; and paragraph 6, Chapter II, NIPS Code, April 2009 and November 2011.
[18] Paragraph 16, Part III, NIPS Code, December 2007; and paragraph 15, Chapter III, NIPS Code, April 2009 and November 2011.

disclose or discuss, any information relating to specific deals which have been transacted, or are in the process of being arranged, except to or with the parties directly involved (and, if necessary, their advisers) or where this is required by law or to comply with the requirements of a supervisory body. All relevant personnel should be made aware of, and observe, this fundamental principle."[19]

3. The ACI Model Code provides the following relevant guidance:

3.1. In relation to confidentiality it provides that firms must have clearly documented policies and procedures in place and strong systems and controls to manage confidential information within the dealing environment and other areas of the firm which may obtain such information. It also stipulates that any breaches in relation to confidentiality should be investigated immediately according to a properly documented procedure.[20]

3.2. In relation to confidential information it provides that "*Dealers and sales staff should not, with intent or through negligence, profit or seek to profit from confidential information, nor assist anyone with such information to make a profit for their firm or clients*". It goes on to clarify that dealers should refrain from trading against confidential information and never reveal such information outside their firms and that employees have a duty to familiarise themselves with the requirements of the relevant legislation and regulations governing insider dealing and market abuse in their jurisdiction.[21]

[19] Paragraph 16, Part III, NIPS Code, December 2007; and paragraph 15, Chapter III, NIPS Code, April 2009 and November 2011.
[20] Paragraphs 9 and 6, Chapter II, ACI Model Code, April 2009; paragraph 10, ACI Model Code, September 2012; paragraph 10.1 ACI Model Code, January 2013.
[21] Paragraph 9, Chapter II, ACI Model Code, April 2009; paragraph 10(b), ACI Model Code, September 2012; and paragraph 10.2, ACI Model Code, January 2013.

ANNEX D

PENALTY ANALYSIS

1. The Authority's policy for imposing a financial penalty is set out in Chapter 6 of the Authority's Decision Procedure and Penalties Manual ("DEPP"). In determining the financial penalty, the Authority has had regard to this guidance.

2. Changes to DEPP were introduced on 6 March 2010. Given that UBS's breach occurred both before and after that date, the Authority has had regard to the provisions of DEPP in force before and after that date.

3. The application of the Authority's penalty policy is set out below in relation to:

3.1. UBS's breach of Principle 3 prior to 6 March 2010; and

3.2. UBS's breach of Principle 3 on or after 6 March 2010.

4. BREACH OF PRINCIPLE 3 PRIOR TO 6 MARCH 2010

4.1. In determining the financial penalty to be attributed to UBS's breach prior to 6 March 2010, the Authority has had particular regard to the following:

Deterrence – DEPP 6.5.2G(1)

4.2. The principal purpose of a financial penalty is to promote high standards of regulatory conduct by deterring firms who have breached regulatory requirements from committing further contraventions, helping to deter other firms from committing contraventions and demonstrating generally to firms the benefits of compliant behaviour. The Authority considers that the need for deterrence means that a very significant financial penalty against UBS is appropriate.

The nature, seriousness and impact of the breach – DEPP 6.5.2G(2)

4.3. UBS's breach was extremely serious. The failings in UBS's procedures, systems and controls in its G10 spot FX trading business occurred over a period of more than two years prior to 6 March 2010. They allowed the behaviours described in this Notice to occur during

this period, including inappropriate disclosures of confidential information and attempts to manipulate the 4pm WM Reuters fix and the 1:15pm ECB fix and to trigger client stop loss orders. UBS's breach undermines confidence not only in the spot FX market, but also in the wider UK financial system.

The size and financial resources of the Firm – DEPP 6.5.2G(5)

4.4. UBS is one of the biggest, most sophisticated and well-resourced financial services institutions authorised by the Authority. Serious breaches committed by such a firm warrant a significant penalty.

Disciplinary record and compliance history – DEPP 6.5.2G(9)

4.5. On 5 August 2009, UBS was fined £8 million for breaches of Principles 2 and 3 relating to losses incurred by customers as a result of unauthorised foreign exchange and precious metals trading.

Other action taken by the Authority – DEPP 6.5.2G(10)

4.6. In determining whether and what financial penalty to impose on UBS in respect of its breach of Principle 3, the Authority has taken into account action taken by the Authority in relation to comparable breaches.

4.7. The Authority considers that UBS's breach of Principle 3 in the period prior to 6 March 2010 merits a significant financial penalty of £65,000,000 before settlement discount.

4.8. UBS agreed to settle at an early stage of the Authority's investigation. UBS therefore qualified for a 30% (Stage 1) discount under the Authority's executive settlement procedures. The financial penalty for UBS's breach of Principle 3 in the period prior to 6 March 2010 is therefore £45,500,000.

5. BREACH OF PRINCIPLE 3 ON OR AFTER 6 MARCH 2010

5.1. In respect of any breach occurring on or after 6 March 2010, the Authority applies a five-step framework to determine the appropriate level of financial penalty. DEPP 6.5A sets out the details of the five-step framework that applies in respect of financial penalties imposed on firms.

Step 1: Disgorgement

5.2. At Step 1 the Authority seeks to deprive a firm of the financial benefit derived directly from the breach where it is practicable to quantify this (DEPP 6.5A.1G). The Authority considers that it is not practicable to quantify the financial benefit that UBS may have derived directly from its breach.

5.3. Step 1 is therefore £0.

Step 2: The seriousness of the breach

5.4. At Step 2 the Authority determines a figure that reflects the seriousness of the breach (DEPP 6.5A.2G). Where the amount of revenue generated by a firm from a particular product line or business area is indicative of the harm or potential harm that its breach may cause, that figure will be based on a percentage of the firm's revenue from the relevant products or business area.

5.5. The Authority considers revenue to be an indicator of the harm or potential harm caused by the breach. The Authority has therefore determined a figure based on a percentage of UBS's relevant revenue. The Authority considers that the relevant revenue for the period from 6 March 2010 to 15 October 2013 is £142,000,000.

5.6. In deciding on the percentage of the relevant revenue that forms the basis of the Step 2 figure, the Authority considers the seriousness of the breach and chooses a percentage between 0% and 20%. This range is divided into five fixed levels which represent, on a sliding scale, the seriousness of the breach; the more serious the breach, the higher the level. For penalties imposed on firms there are the following five levels:

Level 1 – 0%

Level 2 – 5%

Level 3 – 10%

Level 4 – 15%

Level 5 – 20%

5.7. In assessing the seriousness level, the Authority takes into account various factors which reflect the impact and nature of the breach,

and whether it was committed deliberately or recklessly. The Authority considers that the following factors are relevant:

Impact of the breach

(1) The breach potentially had a very serious and adverse effect on markets, having regard to whether the orderliness of or confidence in the markets in question had been damaged or put at risk. This is due to the fundamental importance of spot FX benchmarks and intra-day rates for G10 currencies, their widespread use by market participants and the consequent negative impact on confidence in the spot FX market and the wider UK financial system arising from misconduct in relation to them;

Nature of the breach

(2) There were serious and systemic weaknesses in UBS's procedures, systems and controls in its G10 spot FX trading business over a number of years;

(3) UBS failed adequately to address obvious risks in that business in relation to conflicts of interest, confidentiality and trading conduct. These risks were clearly identified in industry codes published before and during the Relevant Period;

(4) UBS's failings allowed improper trader behaviours to occur in its G10 spot FX trading business as described in this Notice. These behaviours were egregious and at times collusive in nature;

(5) There was a potential detriment to clients and to other market participants arising from misconduct in the G10 spot FX market;

(6) Certain of those responsible for managing front office matters at UBS were aware of and/or at times involved in behaviours described in this Notice in the period on or after 6 March 2010; and

Whether the breach was deliberate or reckless

(7) The Authority has not found that UBS acted deliberately or recklessly in the context of the Principle 3 breach.

5.8. Taking all of these factors into account, the Authority considers the seriousness of UBS's Principle 3 breach on or after 6 March 2010 to be level 5 and so the Step 2 figure is 20% of £142,000,000.

5.9. Step 2 is therefore £28,400,000.

Step 3: Mitigating and aggravating factors

5.10. At Step 3 the Authority may increase or decrease the amount of the financial penalty arrived at after Step 2 to take into account factors which aggravate or mitigate the breach (DEPP 6.5A.3G).

5.11. The Authority considers that the following factors aggravate the breach:

(1) The firm's previous disciplinary record and general compliance history, including:

(a) On 25 November 2012, UBS was fined £29.7 million for breaches of Principles 2 and 3 in relation to trader misconduct involving fraud offences;

(b) On 19 December 2012, UBS was fined £160 million for breaches of Principles 3 and 5 for misconduct relating to the LIBOR and EURIBOR benchmarks; and

(c) On 8 February 2013, UBS was fined £9.45 million for breaches of Principles 6 and 9 and certain rules set out in the Authority's Handbook in relation to failings in its sale of an AIG fund;

(2) UBS's failure to respond adequately during the Relevant Period in its G10 spot FX trading business to investigations and enforcement actions against UBS and other firms relating to misconduct around LIBOR / EURIBOR;

(3) UBS should have been alerted during the Relevant Period to deficiencies in the systems and controls of its spot FX business as concerns were raised regarding potential misconduct in UBS's FX business in Zurich from November 2010 onwards; and

(4) Despite the fact that certain of those responsible for managing front office matters were aware of and/or at times involved in

the behaviours described in this Notice, they did not take steps to stop those behaviours.

5.12. Having taken into account these aggravating factors, the Authority considers that the Step 2 figure should be increased by 55%.

5.13. Step 3 is therefore £44,020,000.

Step 4: Adjustment for deterrence

5.14. If the Authority considers the figure arrived at after Step 3 is insufficient to deter the firm who committed the breach, or others, from committing further or similar breaches, then the Authority may increase the penalty.

5.15. The Authority does not consider that the Step 3 figure of £44,020,000 represents a sufficient deterrent in the circumstances of this case.

5.16. One of the Authority's stated objectives when introducing its penalty policy on 6 March 2010 was to increase the level of penalties to ensure credible deterrence. The Authority considers that penalties imposed under this policy should be materially higher than penalties for similar breaches imposed pursuant to the policy applicable before that date.

5.17. The failings described in this Notice allowed UBS's G10 spot FX trading business to act in the firm's own interests without proper regard for the interests of its clients, other market participants or the financial markets as a whole. UBS's failure to control properly the activities of that business in a systemically important market such as the G10 spot FX market undermines confidence in the UK financial system and puts its integrity at risk. The Authority regards these as matters of the utmost importance when considering the need for credible deterrence.

5.18. UBS's response to misconduct relating to LIBOR / EURIBOR failed adequately to address in its G10 spot FX business the root causes that gave rise to failings described in this Notice. This indicates that industry standards have not sufficiently improved in relation to identifying, assessing and managing appropriately the risks that firms pose to markets in which they operate. The largest penalty imposed to date in relation to similar failings in the context of LIBOR /

EURIBOR was a penalty against a firm of £200,000,000 (before settlement discount) under the Authority's penalty policy prior to 6 March 2010. The Authority considers that the penalty imposed for the failings in this Notice should as a minimum significantly exceed that level for credible deterrence purposes.

5.19. The Authority considers that in order to achieve credible deterrence, the Step 3 figure should be increased by the sum of £225,000,000.

5.20. Step 4 is therefore £269,020,000.

Step 5: Settlement discount

5.21. If the Authority and UBS, on whom a penalty is to be imposed, agree the amount of the financial penalty and other terms, DEPP 6.7 provides that the amount of the financial penalty which might otherwise have been payable will be reduced to reflect the stage at which the Authority and UBS reached agreement. The settlement discount does not apply to the disgorgement of any benefit calculated at Step 1.

5.22. The Authority and UBS reached agreement at Stage 1 and so a 30% discount applies to the Step 4 figure.

5.23. Step 5 is therefore £188,314,000.

6. CONCLUSION

6.1. The Authority therefore imposes a total financial penalty of £233,814,000 on UBS comprising:

(1) A penalty of £45,500,000 relating to UBS's breach of Principle 3 under the old penalty regime; and

(2) A penalty of £188,314,000 relating to UBS's breach of Principle 3 under the current penalty regime.